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PROSPECTUS

                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-56075

                                 224,455 SHARES

                               PREMIER PARKS INC.

                                  COMMON STOCK
                          (PAR VALUE $0.05 PER SHARE)

    This Prospectus relates to the offering (the "Offering") from time to time of up to 224,455 shares of common stock, par value $0.05 per share (the "Common Stock"), of Premier Parks Inc., a Delaware corporation (the "Company"), which are being registered under the Securities Act of 1933, as amended (the "Securities Act"), on behalf of certain holders thereof (the "Selling Stockholders"), in order to permit their public sale or other distribution. See "Selling Stockholders" and "Plan of Distribution."

    The Common Stock may be sold from time to time by the Selling Stockholders through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers, at market prices prevailing at the time of sale or at prices otherwise negotiated. The Company will receive no portion of the proceeds of the sale of the Common Stock and will bear the expenses incident to the registration of the Common Stock. The Selling Stockholders and any broker-dealers, agents or underwriters that participate with the Selling Stockholders in the distribution of the securities to which this Prospectus relates may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of such securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "PKS." On June 16, 1998, the last reported sales price of the Common Stock on the NYSE was $57.1875 per share.

    FOR A DISCUSSION OF CERTAIN FACTORS TO BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 3.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is June 18, 1998
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                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Regional Offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock is listed on the NYSE. Such reports, proxy and information statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments thereto, the "Registration Statement") under the Securities Act. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Common Stock, reference is made to such Registration Statement, including the exhibits and schedules thereto, which may be inspected or obtained as provided in the foregoing paragraph.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents previously filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended.

     2. The audited financial statements of Kentucky Kingdom, Inc. as of November 2, 1997, and for the year then ended included in the Company's Current Report on Form 8-K, dated November 7, 1997, as amended.

     3. The description of the shares of Common Stock contained in the Company's Registration Statement on Form 8-A dated December 11, 1997 and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     4. The description of the rights relating to the shares of Common Stock contained in the Company's Registration Statement on Form 8-A dated January 12, 1998, as amended and filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     5. The Company's Current Report on Form 8-K, dated March 25, 1998.

     6. The Company's Current Reports on Form 8-K, dated April 9, 1998.

     7. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998.

     8. The Company's Registration Statement on Form S-3 dated March 25, 1998.

     9. The Company's Registration Statement on Form S-4 dated May 8, 1998.

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    All documents filed by the Company with the Commission pursuant to Section
13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall also be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference that are not presented herein or delivered herewith. Copies of such documents (other than exhibits thereto that are not specifically incorporated by reference herein) are available, without charge, to any person to whom a Prospectus is delivered, upon written or oral request, directed to Premier Parks Inc., 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, Attention: Richard A. Kipf, Corporate Secretary (telephone number: (405) 475-2500, Ext. 219).

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                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE COMMON STOCK OFFERED HEREBY.

RISKS ASSOCIATED WITH SUBSTANTIAL INDEBTEDNESS AND OTHER OBLIGATIONS

    The Company is highly leveraged. On a pro forma basis, as of March 31, 1998, the Company had total outstanding indebtedness (including approximately $192.3 million principal amount at maturity ($164.8 million accreted value at March 29, 1998) of Six Flags Entertainment Corporation (a wholly-owned subsidiary of the Company, "SFEC" and, together with its consolidated subsidiaries, "Six Flags") Zero Coupon Senior Notes due 1999 (the "SFEC Zero Coupon Senior Notes")) in the accreted principal amount of approximately $2,052.7 million, including (i) approximately $251.7 million in accreted value at that date of the Company's 10% Senior Discount Notes due 2008 (the "Company Senior Discount Notes") ($410.0 million in aggregate principal amount at maturity in 2008); (ii) $280.0 million in aggregate principal amount of the Company's 9 1/4% Senior Notes due 2006 (the "Company Senior Notes" and, together with the Company Senior Discount Notes, the "Company Notes"); (iii) $125.0 million in aggregate principal amount of Premier Parks Operations Inc.'s (a wholly-owned subsidiary of the Company, "Premier Operations") 9 3/4% Senior Notes due 2007 (the "1997 Premier Notes"); (iv) $90.0 million in aggregate principal amount of Premier Operations' 12% Senior Notes due 2003 (the "1995 Premier Notes" and, together with the 1997 Premier Notes, the "Premier Notes"); (v) $278.1 million in accreted value at that date of Six Flags Theme Parks Inc.'s (a wholly-owned subsidiary of the Company, "SFTP")
12 1/4% Senior Subordinated Discount Notes due 2005 (the "SFTP Senior Subordinated Notes") ($285.0 million principal amount at maturity in 2005); (vi) $170.0 million in aggregate principal amount of SFEC's 8 7/8% Senior Notes due 2006 (the "New SFEC Notes" and, together with the Company Notes, the Premier Notes and the SFTP Senior Subordinated Notes, the "Senior Notes"); (vii) $200.0 million in outstanding borrowings under the Company's senior secured credit facility (the "Premier Credit Facility"); (viii) $410.0 million in outstanding borrowings under the Six Flags senior secured credit facility (the "Six Flags Credit Facility" and, together with the Premier Credit Facility, the "Credit Facilities") and (ix) $2.0 million of capitalized lease obligations. The SFEC Zero Coupon Senior Notes, will be repaid from the proceeds of the New SFEC Notes together with other funds. On a pro forma basis, as of March 31, 1998, the Company would have had stockholders' equity of approximately $1,573.6 million. In addition, the annual dividends on the Company's mandatorily convertible preferred stock (the "Mandatorily Convertible Preferred Stock") which are payable in cash, or by issuance of shares of Common Stock, at the option of the Company, aggregate $23.3 million. On a pro forma basis, for the year ended December 31, 1997, the Company's earnings would have been insufficient to cover its combined fixed charges and preferred stock dividends by approximately $92.6 million. In addition, the indentures relating to the Senior Notes (the "Indentures") permit the Company to incur additional indebtedness under certain circumstances.

    In addition to its obligations under its outstanding indebtedness and preferred stock, the Company is required to (i) make minimum annual distributions of approximately $46.2 million (subject to cost of living adjustments) to its partners in two Six Flags Parks, Six Flags Over Georgia and Six Flags Over Texas (the "Co-Venture Parks") and (ii) make minimum capital expenditures at each of the Co-Venture Parks during rolling five-year periods, based generally on 6% of such park's revenues. Cash flow from operations at the Co-Venture Parks will be used to satisfy these requirements first, before any funds are required from the Company. The Company has also agreed to purchase a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of the total limited partnership units outstanding as of the date of the co-venture agreements that govern the partnerships (to the extent tendered by the unit holders). The agreed price for these purchases is based on a valuation for each respective Co-Venture Park equal to the greater of (i) a value derived by multiplying its weighted-average four year earnings before interest, depreciation, taxes and amortization ("EBIDTA") by a specified multiple (8.0 in the case of the Georgia park and 8.5 in the case of the Texas park) or (ii) $250.0 million in the case of the Georgia park and

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$374.8 million in the case of the Texas park. The Company's obligations with respect to Six Flags Over Georgia and Six Flags Over Texas will continue until 2027 and 2028, respectively.

    As the Company purchases units relating to either Co-Venture Park, it will be entitled to the minimum distribution and other distributions attributable to such units, unless it is then in default under the applicable agreements with its partners at such Co-Venture Park. On April 30, 1998, the Company owned approximately 25% and 33%, respectively, of the limited partnership units in the Georgia and Texas partnerships. Time Warner Inc. and certain of its affiliates (collectively, "Time Warner") have guaranteed the obligations of Six Flags under these agreements. Premier has agreed to indemnify Time Warner in respect of its guarantee pursuant to a Subordinated Indemnity Agreement (the "Subordinated Indemnity Agreement"). The unit purchase obligations for 1998, when purchases are required only for the Georgia park, will be immaterial. The maximum unit purchase obligations for 1999 at both parks will aggregate approximately $31 million. The Company's minimum capital expenditures for 1998 at these parks will total approximately $11 million. In addition, as a result of its acquisition of 49.9% of the outstanding capital stock (the "Initial Acquisition") of Walibi S.A. ("Walibi"), the Company has agreed to invest approximately $38 million to expand the six theme parks operated by Walibi over three years, commencing 1999.

    The Company's ability to make scheduled payments on, or to refinance, its indebtedness, to pay dividends on its preferred stock, or to fund planned capital expenditures and its obligations under the arrangements relating to the Co-Venture Parks, will depend on its future performance, which, to a certain extent, is subject to general economic, financial, weather, competitive and other factors that are beyond its control. The Company believes that, based on current and anticipated operating results, cash flow from operations, available cash, available borrowings under the Credit Facilities and the net proceeds of certain offerings completed in connection with the acquisition of all of the capital stock of SFEC (the "Six Flags Acquisition") (to the extent not used in connection therewith) will be adequate to meet the Company's future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt and preferred stock dividends and its obligations under arrangements relating to the Co-Venture Parks, for at least the next several years. The Company may, however, need to refinance all or a portion of its existing debt on or prior to maturity or to obtain additional financing. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that currently anticipated cost savings will be realized or that future borrowings will be available under the Credit Facilities in an amount sufficient to enable the Company to service its indebtedness or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all.

    The degree to which the Company will be leveraged could have important consequences to the Company, including, but not limited to: (i) making it more difficult for the Company to satisfy its obligations, (ii) increasing the Company's vulnerability to general adverse economic and industry conditions,
(iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements, (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness and dividends on its preferred stock, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, or other general corporate purposes, (v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry, and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the Indentures and the Credit Facilities will contain financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, would have a material adverse effect on the Company.

    The Company's inability to service its obligations would have a material adverse effect on the market value and marketability of the Common Stock. In the event of bankruptcy proceedings involving the

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Company, the Company's creditors and preferred stockholders will have a claim upon the Company's assets prior in right to the holders of Common Stock.

RECENT LOSSES OF SIX FLAGS

    Prior to the consummation of the Six Flags Acquisition, Six Flags had incurred net losses of approximately $3.7 million, $15.2 million, $3.3 million, $1.0 million and $12.9 million during each of the years 1997, 1996, 1995, 1994 and 1993, respectively. Although Six Flags has experienced growth in revenues throughout such period, such growth may not be sustainable and may not be indicative of future operating results. Additionally, given the Company's recent acquisition of Six Flags, it may be particularly difficult to foresee and plan for future costs of operations. There can be no assurance therefore that the Six Flags will not continue to incur losses and that such losses would not have a material adverse effect on the Company.

HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW OF SUBSIDIARIES

    The Company has no operations of its own and derives all of its revenue from its subsidiaries. Therefore, the Company's ability to pay its obligations (including debt service on the Company Senior Discount Notes and Company Senior Notes and dividend and redemption obligations on the Mandatorily Convertible Preferred Stock and obligations under the Subordinated Indemnity Agreement) when due is dependent upon the receipt of sufficient funds from its direct and indirect subsidiaries. SFEC is also a holding company and its ability to pay its obligations (including debt service on the New SFEC Notes), as well as to pay any dividends or distributions to the Company, when due is similarly dependent.

    Under the terms of the indentures governing the Premier Notes, the SFTP Senior Subordinated Notes and the New SFEC Notes, the Premier Credit Facility and the Six Flags Credit Facility, the payment of dividends by Premier Operations, SFEC and SFTP are subject to restrictive covenants that will significantly restrict or prohibit their ability to pay dividends or make other distributions to the Company. In addition, the terms of the Senior Notes and the Mandatorily Convertible Preferred Stock permit the Company's subsidiaries to incur additional indebtedness, the terms of which could limit or prohibit the payment of dividends or the making of other distributions by such subsidiaries. The Premier Credit Facility prohibits the payment of dividends by Premier Operations to the Company for any purpose. The Six Flags Credit Facility prohibits the payment of dividends by SFTP to SFEC or the Company, except for dividends to provide funds to pay interest on the New SFEC Notes (but only if no default has occurred and is continuing under the Six Flags Credit Facility). As a result, there can be no assurance that dividends, distributions or loans to the Company from its subsidiaries will be sufficient to fund its obligations.

    If any indebtedness of any of the Company's subsidiaries were to be accelerated, there would be no assurance that the assets of any such subsidiary would be sufficient to repay such indebtedness. The Company's rights to participate in the distribution of the assets of its operating subsidiaries upon a liquidation or reorganization of such companies will be subject to the prior claims of their respective creditors.

RESTRICTIVE DEBT COVENANTS

    The Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company's operating subsidiaries to dispose of assets, incur additional indebtedness, pay cash dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with affiliates or redeem or repurchase the indebtedness of such subsidiaries. In addition, under the Credit Facilities, Premier Operations and SFTP are each required to comply with specified financial ratios and tests, including interest expense, fixed charges, debt service and total debt coverage ratios. The Indentures also contain a series of restrictive covenants.

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    The Company is currently in compliance with the covenants and restrictions contained in the Credit Facilities and the applicable Indentures. However, its ability to continue to comply with financial tests and ratios in the Credit Facilities may be affected by events beyond its control, including prevailing economic, financial, weather and industry conditions. The breach of any such financial covenant could result in the termination of the Credit Facilities (and the acceleration of the maturity of all amounts outstanding thereunder) and, by virtue of cross default provisions, the acceleration of the maturity of the Senior Notes.

    In addition, under the terms of the Subordinated Indemnity Agreement (which lasts until 2028), without the consent of Time Warner, the Company cannot incur indebtedness (other than the New SFEC Notes) at SFEC or any of its subsidiaries that is secured by any assets of (or guaranteed by) the Company, Premier Operations or any of its subsidiaries, or secure any indebtedness of the Company, Premier Operations or any of its subsidiaries with any of the assets of (or guaranteed by) SFEC or any of its subsidiaries. These covenants could inhibit the ability of the Company to borrow in the future.

ABILITY TO MANAGE RAPID GROWTH

    The Six Flags Acquisition is significantly larger than any of the Company's previous acquisitions, and the combination and integration of the respective operations of Six Flags and the Company will be of a substantially greater scale than previously undertaken by the Company and will be ongoing concurrently with the integration of Walibi, its first foreign acquisition. The increased size of the Company's operations and the process of combining and integrating Six Flags with the Company, particularly during the same period as the integration of Walibi, will place substantial additional demands upon existing management resources and require the Company to effectively redeploy such resources, including hiring new personnel. There can be no assurance that the Company's management will be able to successfully integrate the operations of Six Flags or Walibi or that the anticipated benefits of the Six Flags Acquisition or the Walibi acquisition to the Company will be realized or, if realized, as to the timing thereof. The inability to successfully manage the integration of Six Flags or Walibi with the Company would have a material adverse effect on the Company's results of operations and financial condition.

UNCERTAINTY OF FUTURE ACQUISITIONS; POTENTIAL EFFECTS OF ACQUISITIONS

    In addition to its recent acquisitions, the Company intends to continue to make selective acquisitions that would expand its business. There can be no assurance that the Company will be able to locate and acquire additional businesses. To the extent any such acquisition would result in the incurrence or assumption of indebtedness by the Company (or its operating subsidiaries), such incurrence or assumption must comply with the limitations on the Company's ability to incur or assume indebtedness under the Credit Facilities and the Indentures. There can be no assurance that any future acquisition will be permissible under these loan agreements or that waivers of any such covenants could be obtained. See "--Restrictive Debt Covenants."

    In certain instances, a consummated acquisition may adversely affect the Company's financial condition and reported results, at least in the short-term, depending on many factors, including capital requirements and the accounting treatment of such acquisition. There can be no assurance that the recent acquisitions, or any future acquisition, if completed successfully, will perform as expected, will not result in significant unexpected liabilities or will ever contribute significant revenues or profits to the Company. Shares of Common Stock were used as a portion of the aggregate consideration in certain of the recent acquisitions. The Company may issue a substantial number of shares of Common Stock (or convertible securities) to fund future acquisitions. By virtue of the foregoing, the Company's acquisitions could have an adverse effect on the market price of the Common Stock.

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RISKS OF ACCIDENTS AND DISTURBANCES AT PARKS; EFFECTS OF LOCAL CONDITIONS AND
  EVENTS

    Because substantially all of the Company's parks feature "thrill rides," attendance at the parks and, consequently, revenues may be adversely affected by any serious accident or similar occurrence with respect to a ride. In that connection, in June 1997, a slide collapsed at the Company's Waterworld park in Concord, California, resulting in one fatality and the park's closure for twelve days. The collapse had a material adverse effect on that park's 1997 operating performance, as well as a lesser impact on the Company's Sacramento water park (which is also named "Waterworld"), located approximately seventy miles from the Concord park, but did not have a material effect on the balance of the Company's 1997 operations. The Company has recovered all of the Concord park's operating shortfall under its business interruption insurance. Premier Operations' liability insurance policies provide coverage of up to $25.0 million per loss occurrence and require Premier Operations to pay the first $50,000 of loss per occurrence. Six Flag's liability insurance policies provide coverage of up to $175.0 million per loss occurrence and require Six Flags to pay the first $2.0 million per loss occurrence.

    Other local conditions and events can also adversely affect attendance. For example, in 1994, the Six Flags Magic Mountain park which was acquired in the Six Flags Acquisition experienced significant attendance declines and interruptions of business as a result of the Los Angeles County earthquake centered in Northridge, California. Six Flags Over Georgia which was acquired in the Six Flags Acquisition experienced attendance declines in 1996 as a result of the 1996 Summer Olympics. Management believes that the geographic diversity of the Company's theme parks reduces the effects of such occurrences on the Company's consolidated results.

    In addition, in view of the proximity of certain of the Company's parks to major urban areas and the appeal of the parks to teenagers and young adults, the Company's parks could experience disturbances that could adversely affect the image of and attendance levels at its parks. Working together with local police authorities, the Company has taken certain security-related precautions designed to prevent disturbances in its parks, but there can be no assurance that it will be able to prevent any such disturbances.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

    As a result of the Walibi acquisition, a portion of the Company's operations are being conducted in Europe, and the Company has become subject to risks that are inherent in operating outside the U.S. These risks can include difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, unexpected changes in regulatory requirements, fluctuations in currency exchange rates, import restrictions or prohibitions, delays from customs brokers or government agencies and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. There can be no assurance that these and other comparable risks, individually or in the aggregate, will not adversely impact the Company's financial and operating results in Europe.

EFFECTS OF INCLEMENT WEATHER; SEASONAL FLUCTUATIONS OF OPERATING RESULTS

    Because the great majority of theme parks' attractions are outdoor activities, attendance at parks and, accordingly, the Company's revenues are significantly affected by the weather. Additionally, seven of the Company's parks are primarily water parks which, by their nature, are more sensitive to adverse weather than are theme parks. Unfavorable weekend weather and unusual weather of any kind can adversely affect park attendance.

    The operations of the Company are highly seasonal, with more than 80% of park attendance occurring in the second and third calendar quarters of each year. The great majority of the Company's revenue is collected in those quarters while most expenditures for capital improvements and significant maintenance are incurred when the parks are closed in the first and fourth quarters. Accordingly, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied

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upon as an indication of future performance. Nevertheless, the market price of the Common Stock may fluctuate significantly in response to variations in the Company's quarterly and annual results of operations.

HIGHLY COMPETITIVE BUSINESS

    The Company's parks compete directly with other theme, water and amusement parks and indirectly with all other types of recreational facilities and forms of entertainment within their market areas, including movies, sports attractions and vacation travel. Accordingly, the Company's business is and will continue to be subject to factors affecting the recreation and leisure time industries generally, such as general economic conditions and changes in discretionary consumer spending habits. Within each park's regional market area, the principal factors affecting competition include location, price, the uniqueness and perceived quality of the rides and attractions in a particular park, the atmosphere and cleanliness of a park and the quality of its food and entertainment.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends upon the continued contributions of its executive officers and key operating personnel, particularly Kieran E. Burke, Chairman and Chief Executive Officer, and Gary Story, President and Chief Operating Officer. The loss of services of, or a material reduction in the amount of time devoted to the Company by, either of such individuals or certain other key personnel could adversely affect the business of the Company. Although the Company entered into employment agreements through December 31, 1999 with each of Mr. Burke and Mr. Story, there is no assurance that the Company will be able to retain their services during that period. Under certain circumstances, the loss of the services of both Messrs. Burke and Story and the failure to replace them within a specified time period would constitute a default under the Credit Facilities.

CERTAIN ANTI-TAKEOVER CONSIDERATIONS; CHANGE OF CONTROL

    Certain provisions of the Company's Certificate of Incorporation and By-Laws may have the effect of discouraging or delaying attempts to gain control of the Company, including provisions which could result in the Company's stockholders receiving less for their shares of Common Stock than otherwise might be available in the event of a takeover attempt. These provisions include: (i) authorizing the Board of Directors to fix the size of the Board of Directors between three and 15 directors; (ii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings; and (iii) restricting the persons who may call a special meeting of stockholders. Additionally, the Company's authorized but unissued preferred stock can be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. In that connection, the Company has a plan that grants to common stockholders rights to purchase shares of preferred stock (with characteristics of Common Stock) upon the occurrence of certain events, including events that could lead to a change in control. The existence of this rights plan could discourage or hinder attempts by third parties to obtain control of the Company. Furthermore, certain provisions of the General Corporation Law of the State of Delaware ("DGCL") may also discourage or hinder attempts by third parties to obtain control of the Company. In addition, certain events that could lead to a change of control of the Company will constitute a Change of Control under the Indentures relating to the Senior Notes (other than the Indenture relating to the SFTP Senior Subordinated Notes), and require the Company to make an offer to purchase these Senior Notes. A Change of Control is also a default under the Credit Facilities. The Six Flags Transactions did not constitute a Change of Control under the Indentures (other than the Indenture relating to the SFTP Senior Subordinated Notes). By virtue of the Six Flags Transactions, the Company has offered to purchase the SFTP Senior Subordinated Notes. See "--Risks Associated with Substantial Indebtedness and Other Obligations."

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    As part of the Six Flags Acquisition, the Company obtained from Warner Bros.
and DC Comics the exclusive right for theme-park usage of certain Warner Bros. and DC Comics characters throughout the United States (except the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including if persons engaged in the movie or television industries obtain control of the Company.

CASH DIVIDENDS UNLIKELY

    The Company has not paid dividends on its Common Stock during the three years ended December 31, 1997 and does not anticipate paying any cash dividends thereon in the foreseeable future. The Company's ability to pay cash dividends on its Common Stock will be restricted under the Indentures relating to the Company Notes and will be affected by, among other factors, the Company's substantial indebtedness and holding company structure. See "--Risks Associated with Substantial Indebtedness and Other Obligations" and "--Holding Company Structure; Limitations on Access to Cash Flow of Subsidiaries."

SHARES OF COMPANY COMMON STOCK ELIGIBLE FOR FUTURE SALE

    As of May 20, 1998, the Company had 37,497,566 shares of Common Stock outstanding and approximately 5.8 million Premium Income Equity Securities ("PIES-SM-") representing interests in the Company's Mandatorily Convertible Preferred Stock (initially convertible into 4.8 million shares of Common Stock) outstanding. Future sales of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. Except for the PIES, the Mandatorily Convertible Preferred Stock and shares of Common Stock issued upon conversion of the PIES and the Mandatorily Convertible Preferred Stock, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock (except pursuant to outstanding options and warrants) or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain exceptions (including certain exceptions for Common Stock or other capital stock issued or sold in connection with future acquisitions by the Company, including any Common Stock to be issued in connection with the Walibi acquisition), prior to the expiration of 90 days from March 26, 1998 without the prior written consent of Lehman Brothers Inc. ("Lehman Brothers"). The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.0 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock), have agreed not to sell any such shares for 90 days from March 26, 1998 without the consent of Lehman Brothers. Thereafter, all such shares held by the Company's officers, directors and principal stockholders will be eligible for sale in the public market (subject, in most cases, to applicable volume limitations and other resale conditions imposed by Rule 144). In addition, subject to the "lock-up" arrangements described above and a 90 day "lock-up" from March 26, 1998 agreed by the sellers in the Initial Acquisition, holders of approximately 4.9 million shares of Common Stock have the right to require the Company to register such shares for sale under the Securities Act. Depending upon the level of future revenues at Kentucky Kingdom and Walibi, the Company may be required to issue additional shares of Common Stock (assuming the maximum number of shares of Common Stock are issued in the Tender Offer, as hereinafter defined) with an aggregate market value of up to $15.0 million to the sellers thereof. The Company may also pay quarterly dividend payments on the PIES (which aggregate of $69.9 million over three years) by issuing additional shares of Common Stock. The sale, or the availability for sale, of substantial amounts of Common Stock or securities convertible into Common Stock in the public market at any time subsequent to the date of this Prospectus could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock--Registration Rights."

IMPACT OF YEAR 2000 ISSUE

    An issue exists for all companies that rely on computers as the year 2000 approaches. The "Year 2000" problem is the result of using two digits rather than four to identify the applicable year. This practice will result in incorrect results when computers perform arithmetic operations, comparisons or data field sorting involving years later than 1999. The Company anticipates that it will be able to test its entire system using its internal programming staff and outside computer consultants and intends to make any necessary modifications to prevent disruption to its operations. Costs in connection with any such modifications are not expected to be material. However, if such modifications are not completed in a timely manner, the Year 2000 problem may have a material adverse impact on the operations of the Company.

                                USE OF PROCEEDS

    The proceeds from the sale of the Common Stock to which this Prospectus relates will be the property of the Selling Stockholders and will be utilized by them as they see fit. No part of the proceeds will be received by the Company, but the Company will bear all expenses related to the registration of the Common Stock.

                                  THE COMPANY

GENERAL

    Premier is a Delaware corporation and is the largest regional theme park operator and the second largest theme park company in the world, based on 1997 attendance of approximately 37 million. It operates 31 regional parks, including 15 of the 50 largest theme parks in North America, based on 1997 attendance. The Company's theme parks serve 9 of the 10 largest metropolitan areas in the United States. The Company estimates that approximately two-thirds of the population of the continental United States live within a 150-mile radius of the Company's theme parks. On a pro forma basis, the Company's total revenue and EBITDA for the year ended December 31, 1997 was approximately $815.3 million and $232.9 million, respectively.

    Prior to the Six Flags Acquisition, the Company operated nine regional theme parks (six of which include a water park component) and four water parks located across the United States, as well as six regional theme parks and two smaller attractions located in Europe. During the 1997 operating season, the 11 parks owned by the Company drew, on average, approximately 82% of their patrons from within a 100-mile radius, with approximately 36.1% of visitors utilizing group and other pre-sold tickets and approximately 35.7% utilizing season passes.

    The parks acquired in the Six Flags Acquisition (the "Six Flags Parks") consist of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the theme parks). None of the Six Flags Parks are located within the primary market of any of the Premier Parks. During 1997, the Six Flags Parks drew, in the aggregate, approximately 68% of their patrons from within a 100-mile radius. During that year, Six Flags' attendance, revenue and EBITDA totaled approximately 22.2 million, $708.7 million and $164.1 million, respectively.

    Six Flags has operated regional theme parks under the Six Flags name for over thirty years. As a result, Six Flags has established a nationally-recognized brand name. Premier has obtained worldwide ownership of the Six Flags brand name and expects to use the Six Flags brand name, generally beginning in the 1999 season, at most of the Premier Parks.

    The principal executive offices of the Company are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, and its main telephone number is (405) 475-7500.

PENDING TRANSACTIONS

    The Company has commenced a tender offer (the "Tender Offer"), to acquire the remaining issued and outstanding shares of Walibi stock not currently held by the Company. The Company is offering, through a wholly-owned subsidiary, at the election of each holder of Walibi Stock (i) BEF 2,385 in cash for each share of Walibi stock or (ii) BEF 1,908 in cash plus 0.337 of a share of Common Stock of the Company for each share of Walibi stock together with the right to receive (subject to certain conditions) additional shares of Common Stock. Prior to the Tender Offer, the Company acquired approximately 49.9% of the outstanding shares of capital stock of Walibi from three of Walibi's principal shareholders.

                              SELLING STOCKHOLDERS

    The following table sets forth the name of each Selling Stockholder and the number of shares of Common Stock that each Selling Stockholder (i) owned of record as of June 1, 1998, (ii) the maximum number of shares of Common Stock which may be offered for the account of the Selling Stockholder under this Prospectus, and (iii) the amount and percentage of Common Stock to be owned by the Selling Stockholder after completion of the Offering assuming the sale of all the Common Stock which may be offered hereunder.

                                                                                              AMOUNT AND PERCENTAGE OF
                                                                                              COMMON STOCK OWNED AFTER
                                                                         MAXIMUM NUMBER OF        THE OFFERING(1)
SELLING STOCKHOLDER'S NAME AND RELATIONSHIP TO         SHARES OWNED AS  SHARES WHICH MAY BE  --------------------------
COMPANY                                                OF JUNE 1, 1998   OFFERED HEREUNDER     AMOUNT      PERCENTAGE
-----------------------------------------------------  ---------------  -------------------  -----------  -------------
Centrag S.A..........................................       184,145            184,145           --                 *
Karaba N.V...........................................        24,811             24,811           --                 *
Westkoi N.V..........................................        15,499             15,499           --                 *

------------------------

*   Less than 1%.

(1) Assumes the sale of all shares of Common Stock registered hereunder, although, to the Company's knowledge, none of the Selling Stockholders has made any arrangements to sell any shares of Common Stock at this time.

    The Company will pay the expenses of registering the shares of Common Stock being sold hereunder which are estimated to be approximately $10,000.

    The following is a description of material relationships between the Company and the Selling Stockholders during the past three years:

    Karaba N.V. (a company controlled by Luc Florizoone, a former member of Walibi's board of directors) and Walibi have entered into a management agreement whereby Karaba N.V. provides one representative to participate in the management committee of Walibi and the general management of the corporation. Karaba N.V. receives a fee of BEF 2.4 million per each six month period this agreement is in effect.

                          DESCRIPTION OF CAPITAL STOCK

COMPANY COMMON STOCK

    The Company's authorized capital stock includes 90,000,000 shares of Common Stock, par value $0.05 per share. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of the Company. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to a Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, as described under "--Rights Plan" below. As of May 20, 1998, 37,497,566 shares of Common Stock were outstanding and 7,065,038 shares were reserved for future issuance (1,315,038 for options and warrants and 5,750,000 upon conversion of the Mandatorily Convertible Preferred Stock).

    Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Company Common Stock.

PREFERRED STOCK

    The Company's authorized capital stock includes 500,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). The Preferred Stock may be issued in series, and shares of each series will have such rights and preferences as are fixed by the Board of Directors in resolutions authorizing the issuance of that particular series. In designating any series of Preferred Stock, the Board of Directors may, without further action by the holders of Common Stock, fix the number of shares constituting that series and fix the dividend rights, dividend rate, conversion rights, voting rights (which may be greater or lesser than the voting rights of the Common Stock), rights and terms of redemption (including any sinking fund provisions), and the liquidation preferences of such series of Preferred Stock. Holders of any series of Preferred Stock, when and if issued, may have priority claims to dividends and to any distributions upon liquidation of the Company, and other preferences over the holders of the Common Stock. In addition, approximately 20,600 shares of Preferred Stock have been reserved for issuance under the Rights Plan.

MANDATORILY CONVERTIBLE PREFERRED STOCK

    The Company recently issued Premium Income Equity Securities ("PIES"), each representing one-five hundredth of a share of Mandatorily Convertible Preferred Stock deposited under a Deposit Agreement dated as of April 1, 1998 (the "Deposit Agreement"), among the Company, The Bank of New York, as depositary (the "Depositary"), and the holders from time to time of depositary receipts executed and delivered thereunder (the "Depositary Receipts").

    DIVIDENDS. Holders of the PIES are entitled to receive, through the Depositary, when, as and if declared on the Mandatorily Convertible Preferred Stock represented thereby by the Board of Directors, dividends from the date of initial issuance of the PIES (which issuance will be evidenced by the initial issuance of the Depositary Receipts) at the rate of 7 1/2 per annum or 1 7/8 per quarter. Dividends cease to become payable by the Company to the Depositary for distribution to the holders of the PIES when dividends cease to accrue on the Mandatorily Convertible Preferred Stock represented thereby on the Mandatory Conversion Date or on the date of the earlier conversion of the PIES at the option of the holder.

    Dividends may be paid, at the election of the Company, (i) out of funds legally available therefor, (ii) through the delivery of shares of Common Stock or (iii) through any combination of the foregoing, provided that a dividend may be paid in whole or in part by delivery of shares of Common Stock only if paid on the regular dividend payment date for such dividend.

    The PIES, as representative of beneficial ownership interests in the Mandatorily Convertible Preferred Stock, will rank on a parity, both as to payment of dividends and distribution of assets upon liquidation, with any preferred stock issued in the future by the Company that by its terms ranks PARI PASSU with the Mandatorily Convertible Preferred Stock.

    MANDATORY CONVERSION OF PIES. Unless voluntarily converted into Common Stock prior thereto, on April 1, 2001 (the "Mandatory Conversion Date"), each PIES will automatically convert into a number of shares of Common Stock at the Conversion Rate (as defined below) and the holder thereof will have the right to receive cash in an amount equal to the accrued and unpaid dividends on the Mandatorily Convertible Preferred Stock represented by such PIES to the Mandatory Conversion Date (other than previously declared dividends deliverable to a holder of record of the Depositary Receipt evidencing such PIES as of a prior date), whether or not declared, out of funds legally available for the payment of dividends, subject to any applicable requirements of other Preferred Stock. The "Conversion Rate" is equal to (a) if the Conversion Price (as defined below) is greater than or equal to $65.00 (the "Threshold Appreciation Price"),
 .8308 shares of Common Stock per PIES, (b) if the Conversion Price is less than the Threshold Appreciation Price but is greater than $54.00 (the "Initial Price"), a fraction, equal to the Initial Price divided by the Conversion Price, of one share of Common Stock per PIES and (c) if the Conversion Price is less than or equal to the Initial Price, one share of Common Stock per PIES. The Conversion Rate, the Threshold Appreciation Price and the Initial Price are each subject to adjustment in certain circumstances, including if the Company shall
(a) pay a stock dividend or make a distribution with respect to its Common Stock in shares of Common Stock, (b) subdivide or split its outstanding Common Stock,
(c) combine its outstanding Common Stock into a smaller number of shares, (d) issue by reclassification of its shares of Common Stock any shares of Common Stock, (e) issue rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price (as defined in the Certificate of Designation) of the Common Stock on the record date for the determination of stockholders entitled to receive such rights or warrants, or (f) pay certain dividends or distribute to all holders of its Common Stock evidences of its indebtedness, cash or other assets or issue rights or warrants (other than those referred to in clause (e) above) to all holders of its Common Stock entitling them to subscribe for or purchase any of its securities.

    The "Conversion Price" is the average Closing Price per share of Common Stock for the 20 trading days immediately prior to (but not including) the Mandatory Conversion Date; provided, however, that, if there are not 20 trading days for the Common Stock occurring later than the 60th calendar day immediately prior to, but not including, the Mandatory Conversion Date, the "Conversion Price" will be the market value per share of Common Stock as of the Mandatory Conversion Date as determined by a nationally recognized investment banking firm retained for such purpose by the Company. The Conversion Price is subject to adjustment in certain circumstances.

    CONVERSION AT THE OPTION OF THE HOLDER. The PIES are convertible, in whole but not in part, at the option of the holders thereof, at any time prior to the Mandatory Conversion Date, into shares of Common Stock at a rate of .8308 shares of Common Stock for each PIES (the "Optional Conversion Rate"), equivalent, for each PIES, to a conversion price of $65.00 per share of Common Stock (the "Optional Conversion Price"), subject to adjustment in the circumstances described above with respect to the Conversion Rate.

    LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, and subject to the rights of holders of any other series of Preferred Stock, the holders of PIES will be entitled to receive an amount equal to the per share price to the public of the PIES plus accrued and unpaid dividends on the Mandatorily Convertible Preferred Stock represented thereby, out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of junior ranking stock upon liquidation, dissolution or winding up.

    VOTING RIGHTS. The holders of shares of Mandatorily Convertible Preferred Stock (including shares of Mandatorily Convertible Preferred Stock represented by PIES) are not entitled to any voting rights, except as required by applicable state law and as described below.

    In the event that dividends on the Mandatorily Convertible Preferred Stock (including shares of Mandatorily Convertible Preferred Stock represented by
PIES) or any other series of Preferred Stock are in arrears and unpaid for six quarterly dividend periods, or if any other series of Preferred Stock shall be entitled for any other reason to exercise voting rights, separate from the Common Stock to elect any Directors of the Company ("Preferred Stock Directors"), the holders of the shares of Mandatorily Convertible Preferred Stock (voting separately as a class with holders of all other series of Preferred Stock which does not have a separate class vote and upon which like voting rights have been conferred and are exercisable), will be entitled to vote for the election of two Preferred Stock Directors, such Directors to be in addition to the number of Directors constituting the Board of Directors immediately prior to the accrual of such right.

    The Company will not, without the approval of the holders of at least 66 2/3 percent of all the shares of Mandatorily Convertible Preferred Stock then outstanding: (i) amend, alter or repeal any of the provisions of the Restated Certificate of Incorporation or the By-laws of the Company so as to affect adversely the powers, preferences or rights of the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding or reduce the minimum time required for any notice to which only the holders of the shares of Mandatorily Convertible Preferred Stock then outstanding may be entitled; (ii) create any series of preferred stock ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation; or (iii) authorize or create, or increase the authorized amount of, any capital stock, or any security convertible into capital stock, of any class ranking prior to the shares of Mandatorily Convertible Preferred Stock as to payment of dividends or the distribution of assets upon liquidation.

    Holders of PIES and Mandatorily Convertible Preferred Stock have no preemptive rights.

REGISTRATION RIGHTS

    Holders of approximately 4.9 million shares of Common Stock have the right to require the Company to register such shares for sale under the Securities Act. In addition, such holders have the right to have such shares included in a future registration statement relating to Common Stock and, in certain cases, other equity securities, subject to customary provisions relating to the right of the underwriters of any such offering to exclude such shares if their inclusion would impair the success of such offering. In the event such holders exercise their registration rights, the Company will be required to bear all registration expenses other than underwriting discounts or other selling expenses and fees and expenses of counsel to such holders.

SHARES OF COMMON STOCK ELIGIBLE FOR FUTURE SALE

    As of May 20, 1998 the Company had 37,497,566 shares of Common Stock outstanding and approximately 5.8 million PIES (initially convertible into 4.8 million shares of Common Stock) outstanding. Future sales of Common Stock by existing stockholders pursuant to Rule 144 under the Securities Act, or through the exercise of outstanding registration rights or otherwise, could have an adverse effect on the prevailing market price of the Common Stock and the Company's ability to raise additional capital. Except for the Common Stock to be sold in the proposed Common Stock Offering, the PIES, the Mandatorily Convertible Preferred Stock and shares of Common Stock issued upon conversion of the PIES and the Mandatorily Convertible Preferred Stock, the Company has agreed not to offer, sell, contract to sell or otherwise issue any shares of Common Stock (except pursuant to outstanding options and warrants) or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, Common Stock or other capital stock, with certain exceptions (including certain exceptions for Common Stock or other capital stock issued or sold in connection with future acquisitions by the Company, including any Common Stock to be issued in connection with the Walibi acquisition), prior to the expiration of 90 days from March 26, 1998 without the prior written consent of Lehman Brothers. The Company's officers, directors and principal stockholders, who hold in the aggregate approximately 6.0 million shares of Common Stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock), have agreed not to sell any such shares for 90 days from March 26, 1998 without the consent of Lehman Brothers. Thereafter, all such shares held by the Company's officers, directors and principal stockholders will be eligible for sale in the public market (subject, in most cases, to applicable volume limitations and other resale conditions imposed by Rule 144). In addition, subject to the "lock-up" arrangements described above and a 90 day "lock-up" from March 26, 1998 agreed by the sellers in the Initial Acquisition, holders of approximately 4.9 million shares of Company Common Stock have the right to require the Company to register such shares for sale under the Securities Act. Depending upon the level of future revenues at Kentucky Kingdom and Walibi, the Company may be required to issue additional shares of Common Stock (assuming the maximum number of shares of Common Stock are issued in the Walibi Tender Offer) with an aggregate market value of up to $15.0 million to the sellers thereof. The Company may also pay quarterly dividend payments on the PIES (which aggregate $69.9 million over three years) by issuing additional shares of Common Stock. The sale, or the availability for sale, of substantial amounts of Common Stock or securities convertible into Common Stock in the public market at any time subsequent to the date of this Prospectus could adversely affect the prevailing market price of the Common Stock.

RIGHTS PLAN

    Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, for $25.00, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of the Company (an "Acquiring Person") or
(ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the "Flip-in Date") of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of the Company's outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

    The Rights Agreement provides that an Acquiring Person does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan or employee stock plan of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan or (D) any person whose ownership of 15% or more of the shares of voting stock of the Company then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership or (ii) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or transactions approved by the Board of Directors (provided that any person that does not become an Acquiring Person by reason of clause (i) or (ii) above shall become an Acquiring Person upon his acquisition of any additional 1% of the Company's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause
(i) or (ii)).

    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007 and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

    Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

 (i) the Company were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

 (ii) the Company were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of the Common Stock were changed into or exchanged for other securities or assets, or

(iii) more than 50% of the Company's assets or earning power were to be sold in one or a series of related transactions,

each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the exercise price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the exercise price of the Right (I.E., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

    Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of the Company's voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of the Company and before the acquisition by a person or group of 50% or more of the outstanding voting stock of the Company, the Board of Directors may elect to cause the Company to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of the Common Stock per Right, subject to adjustment.

    The Rights are redeemable by the Company by a vote of a majority of the Board of Directors at a price of $.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

    The Rights will not prevent a takeover of the Company. The Rights, however, may cause substantial dilution to a person or group that acquires 15 percent or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of the Company and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

    The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference in this Prospectus and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Rights Agent.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

    Certain provisions of the DGCL may also be considered to have an anti-takeover effect. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder unless (i) prior to the time the person became an interested stockholder, either the business combination or the transaction which resulted in the person becoming an interested stockholder is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such time the business combination is approved by the Board of Directors and by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who owns 15% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, as well as the affiliates and associates of such person. The restrictions of
Section 203 do not apply if, among other things, a corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by Section 203, PROVIDED THAT, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. Moreover, an amendment so adopted is not effective until twelve months after its adoption and does not apply to any business combination between the corporation and any person who became an interested stockholder of such corporation on or prior to such adoption. The Company's Restated Certificate of Incorporation and By-Laws do not currently contain any provisions electing not to be governed by Section 203 of the DGCL.

    In addition, the Restated Certificate of Incorporation and By-Laws of the Company contain a number of provisions which may be deemed to have the effect of discouraging or delaying attempts to gain control of the Company, including (i) authorizing the Board of Directors to fix the size of the Board of Directors between three and 15 directors; (ii) authorizing directors to fill vacancies on the Board of Directors that occur between annual meetings; (iii) restricting the persons who may call a special meeting of stockholders; and (iv) authorizing the issuance of Preferred Stock. Facilities will require the Company to make an offer to purchase the Company Senior Discount Notes and the Company Senior Notes and repay all indebtedness under the Credit Facilities upon a Change of Control (as defined therein) of the Company.

    The existence of the foregoing provisions could result in (i) the Company being less attractive to a potential acquiror and (ii) the Company's stockholders receiving less for their shares of Common Stock than otherwise might be available in the event of a take-over attempt.

                              PLAN OF DISTRIBUTION

    The Company will not receive any proceeds from the offering to which this Prospectus relates. The Selling Stockholders may sell the securities offered hereby through underwriters or dealers, through brokers or other agents, or directly to one or more purchasers in one or more transactions in the over-the-counter market, if such a market develops, or in privately negotiated transactions, or in a combination of such transactions. Such transactions may be effected by the Selling Stockholders at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. Such underwriters, dealers, brokers or other agents may receive compensation in the form of discounts or commissions from the Selling Stockholders and may receive commissions from the purchasers of such securities for whom they act as agent.

    Any Selling Stockholder and any dealer, broker or other agent selling securities offered hereby for the Selling Stockholders or purchasing any such securities from a Selling Stockholder for purposes of resale may be deemed to be an underwriter under the Securities Act and any compensation received by such Selling Stockholder, dealer, broker or other agent may be deemed underwriting compensation. Neither the Company nor the Selling Stockholders can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder and any other Selling Stockholder, dealer, or broker or other agent.

    To comply with certain states' securities laws, if applicable, the securities offered hereby may be sold in such states only through brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

    The Company has agreed to pay, with certain limited exceptions, all the expenses incurred in connection with the preparation and filing of this Prospectus and the related Registration Statement, including the Securities Act registration and filing fees, fees and expenses of compliance with securities or "blue sky" laws, messenger and delivery expenses, fees and expenses of counsel for the Company and its independent certified public accountants, securities acts liability insurance (if the Company elects to purchase such insurance), the fees and expenses of any special experts retained by the Company in connection with such registration, and fees and expenses of other persons retained by the Company. The Company estimates that the foregoing expenses in connection with the registration of the securities will be approximately $10,000. In no event shall the Company pay for any (i) underwriting discounts, commissions, or fees attributable to the sale of the securities registrable pursuant to the registration rights, (ii) fees and expenses of any counsel, accountants, or other persons retained or employed by the Selling Stockholders or (iii) printing expenses.

    The Common Stock is listed on the NYSE.

                                 LEGAL MATTERS

    The validity of the issuance of the securities offered hereby has been passed upon for the Company by Weil, Gotshal & Manges LLP, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for the three years ended December 28, 1997, December 29, 1996 and December 31, 1995 appearing in the Company's Registration Statement on Form S-4 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The audited financial statements of Kentucky Kingdom, Inc. as of November 2, 1997 and for the year then ended incorporated in this Prospectus by reference from the Company's amended report on Form 8-K/A have been audited by Carpenter, Mountjoy & Bressler, PSC, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The financial statements of Walibi, S.A. at December 31, 1997 and for the year then ended, appearing in the Company's Registration Statement on Form S-4 have been audited by Coopers & Lybrand Reviseurs d' Entreprises, independent auditors, as set forth in their report thereon included therein. Such financial statements are incorporated herein by reference in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

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                               TABLE OF CONTENTS

                                                       PAGE
                                                       -----
Available Information.............................           1
Incorporation of Certain Documents by Reference...           1
Risk Factors......................................           3
Use of Proceeds...................................          10
The Company.......................................          11
Selling Stockholders..............................          12
Description of Capital Stock......................          13
Plan of Distribution..............................          19
Legal Matters.....................................          19
Experts...........................................          19


                                 224,455 SHARES

                               PREMIER PARKS INC.

                                  COMMON STOCK

                          (PAR VALUE $0.05 PER SHARE)

                                ---------------

                                   PROSPECTUS

                                ----------------

                                 JUNE 18, 1998

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